Exhibit 99.1

SUPPLEMENTAL INDENTURE

Made effective as of February 18, 2011.

BETWEEN:

BAYTEX COMMERCIAL TRUST 1, BAYTEX COMMERCIAL TRUST 2, BAYTEX COMMERCIAL TRUST 3, BAYTEX COMMERCIAL TRUST 4, BAYTEX COMMERCIAL TRUST 5, BAYTEX COMMERCIAL TRUST 6, BAYTEX COMMERCIAL TRUST 7 and BAYTEX HOLDINGS LIMITED PARTNERSHIP, as Guarantors

and

BAYTEX ENERGY CORP., as issuer

and

VALIANT TRUST COMPANY, as Indenture Trustee

WHEREAS:

1.
Baytex Energy Corp. ("Baytex") and Valiant Trust Company are parties to an amended and restated trust indenture dated as of January 1, 2011, as supplemented by a first supplemental indenture dated as of February 17, 2011 (collectively, the "Indenture") with respect to certain Debt Securities of Baytex;

2.
Each of Baytex Commercial Trust 1, Baytex Commercial Trust 2, Baytex Commercial Trust 3, Baytex Commercial Trust 4, Baytex Commercial Trust 5, Baytex Commercial Trust 6 and Baytex Commercial Trust 7 (collectively, the "Trusts" and each a "Trust") and Baytex Holdings Limited Partnership (the "Partnership") are indirect wholly-owned subsidiaries of Baytex;

3.
Each of the Trusts and the Partnership desires to become a Guarantor under the Indenture and has duly authorized its guarantee of the Debt Securities and the execution and delivery of this Supplemental Indenture;

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.
This Supplemental Indenture shall be supplemental to and read together with the Indenture for all purposes.  Every holder of a Debt Security heretofore or hereafter authenticated and delivered under the Indenture shall be bound hereby.  Except as expressly set forth herein, the Indenture is in all respects ratified and confirmed and all terms, conditions and provisions thereof shall remain in full force and effect.  The Indenture, as amended and supplemented hereby, is herein referred as the "Amended Indenture".  Capitalized terms used herein, including the preamble hereto, shall have the same meaning as in the Indenture.

2.	Each of the Trusts and the Partnership hereby agree to be bound by the terms of the Amended Indenture as a Guarantor and as if each of the Trusts and the Partnership were original signatories thereto.

3.	This Supplemental Indenture shall become effective upon its execution and delivery by the parties hereto.

4.	This Supplemental Indenture shall be governed by and construed in accordance with the laws of the Province of Alberta.

5.
Any request, demand, authorization, direction, notice, consent, waiver or other document provided or permitted by the Amended Indenture to be made upon, given or furnished to or filed with either of the Trusts and the Partnership shall be sufficient for any purpose hereunder (unless otherwise herein expressly provided) if in writing, and mailed, first class postage prepaid, to such Guarantor c/o Baytex Energy Corp., Centennial Place, East Tower, 2800, 520 – 3rd Avenue S.W., Calgary, Alberta T2P 0R3, Attention:  Chief Financial Officer, or sent by facsimile to such Guarantor at (587) 952-3029 (with receipt confirmed by telephone at (587) 952-3120), or at any other address or facsimile number previously furnished in writing to the Trustee by such Guarantor.

6.	This Supplemental Indenture may be executed in any number of counterparts and all counterparts, taken together, shall constitute one and the same Supplemental Indenture.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed effective as of the day and year first above written.

BAYTEX COMMERCIAL TRUST 1,
BAYTEX COMMERCIAL TRUST 2,
BAYTEX COMMERCIAL TRUST 3,
BAYTEX COMMERCIAL TRUST 4,
BAYTEX COMMERCIAL TRUST 5,
BAYTEX COMMERCIAL TRUST 6 and
BAYTEX COMMERCIAL TRUST 7,
each by its manager, BAYTEX OIL & GAS LTD.
BAYTEX HOLDINGS LIMITED PARTNERSHIP, by its general partner, BAYTEX MARKETING LTD.
Per:	(signed)	Per:	(signed)
	W. Derek Aylesworth Chief Financial Officer		W. Derek Aylesworth Chief Financial Officer

BAYTEX ENERGY CORP.		VALIANT TRUST COMPANY
Per:	(signed)	Per:	(signed)
W. Derek Aylesworth Chief Financial Officer
		Per:	(signed)